December 3, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of Centrus Energy Corp., under the Exchange Act of 1934:

- Class A Common Stock, par value $0.10 per share
- Rights to purchase Series A Participating Cumulative Preferred Stock, par value $1.00 per share

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com